Eaton Corporation
2005 Annual Report on Form 10-K
Item 15(b)
Exhibit 12
Ratio of Earnings to Fixed Charges

	Year ended December 31
(Millions of dollars)	2005	2004	2003	2002	2001
Income before income taxes	$996	$781	$508	$399	$278

Adjustments
Minority interests in consolidated subsidiaries	5	7	12	14	8
Loss (income) from equity investees	1	0	(3)	(1)	0
Interest expensed	109	88	93	110	149
Amortization of debt issue costs	1	1	2	2	1
Estimated portion of rent expense representing interest	39	38	38	34	38
Amortization of capitalized interest	12	17	13	13	13
Distributed income of equity investees	4	3	0	0	0

Adjusted income before income taxes	$1,167	$935	$663	$571	$487

Fixed charges
Interest expensed	$109	$88	$93	$110	$149
Interest capitalized	13	7	7	8	12
Amortization of debt issue costs	1	1	2	2	1
Estimated portion of rent expense representing interest	39	38	38	34	38

Total fixed charges	$162	$134	$140	$154	$200

Ratio of earnings to fixed charges	7.20	6.98	4.73	3.71	2.44
Income before income taxes for years before 2002 includes amortization expense related to goodwill and other intangible assets. Upon adoption of Statement of Financial Accounting Standard No. 142 on January 1, 2002, Eaton ceased amortization of goodwill and indefinite life intangible assets.